UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                                                  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated April 16, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Receives Notification of Delisting
Determination by NASDAQ Listing Qualifications Panel

REHOVOT, Israel, April 16 /PRNewswire-FirstCall/ -- XTL Biopharmaceuticals Ltd. (Nasdaq: XTLB, TASE: XTL) today announced that on April 15, 2009, it received notification from The Nasdaq Stock Market ("Nasdaq") that the Nasdaq Listing Qualifications Panel (the "Panel") has determined that the Company's American Depository Shares ("ADRs") will be delisted. Nasdaq will suspend trading in the Company's ADRs at the opening of trading on April 17, 2009. Nasdaq's determination to delist the ADRs is based on Nasdaq's belief that the Company is a public shell and that the Company does not meet the stockholder's equity requirement or any of its alternatives. The Company now expects to be quoted on the Pink Sheets, an electronic quotation service maintained by Pink Sheets LLC, or on the OTC Bulletin Board®, a regulated quotation service for over-the-counter securities, provided one or more market makers apply to quote the Company's securities.

As previously announced, on January 27, 2009, the Company received a Staff Determination Letter (the "Letter") from Nasdaq notifying the Company that the staff of Nasdaq's Listing Qualifications Department (the "Staff") determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that the Company's ADRs would be delisted from Nasdaq. On February 3, 2009, the Company appealed the Staff's delisting determination, which stayed the delisting process until a hearing was held before the Panel and the Panel delivered a decision. The hearing was held on March 19, 2009. The Panel thereafter ruled to proceed with the delisting process.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of multiple myeloma and hepatitis C. XTL will be developing rHuEPO for the treatment of multiple myeloma. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Cautionary Statement

Some of the statements included in this press release, particularly those anticipating future quotation of our securities, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 16, 2009	By:	/s/ David Grossman
David Grossman
Chief Executive Officer